

November 8, 2012

<u>Via E-mail</u>
David Gladstone
Chairman and Chief Executive Officer
Gladstone Land Corporation
1521 Westbranch Drive, Second Floor
McLean, Virginia 22102

> **Re: Gladstone Land Corporation**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed November 2, 2012**
> **File No. 333-183965**

Dear Mr. Gladstone:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Financial Statements</u>

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>Note 6. Real Estate and Intangible Assets, page F-16</u>

1.   We note your response to comment 2 in our letter dated October 25, 2012 and updated fair value of acquired assets and liabilities. Given that you did not acquire a lease in the asset acquisition of the Keysville Road Farms, please tell us how you determined it would be appropriate to allocate value to an in-place lease intangible asset as well as a below-market lease intangible liability.

2.   We note your response to comment 2 in our letter dated October 25, 2012 and the labeling of your financial statements as "Restated." Please also label other relevant portions of your financial statement footnotes as restated. For instance, the provision for

income taxes as disclosed in Note 2 for the year ended December 31, 2011 has been restated, as well as your earnings per share of common stock as disclosed in Note 5.

Draft Legal Opinion

3.   We note your response to comment 3 in our letter dated October 25, 2012 and the revised language that "all such documents have been duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof." Please explain to us why it is appropriate to include the company's documents in this assumption or revise accordingly. We also note similar language in the tax opinion.

Draft Tax Opinion

4.   We note your response to comment 5 in our letter dated October 25, 2012. Please revise assumption (vii) to clarify that it only relates to factual representations or statements.

5.   We note your response to comment 6 in our letter dated October 25, 2012 and the revised paragraph that appears on the top of page 3 of your tax opinion. Although we note that qualification of the company as a REIT will depend upon the company's meeting, through its operations, the various qualification tests, we continue to believe it is not appropriate to qualify counsel's opinion in the manner described in the first paragraph of page 3 with specific reference to the opinion in paragraph (i). Please have counsel revise accordingly or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Daren DeStefano